UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2024

Commission File Number: 001-41491

NAYAX LTD.

(Exact name of registrant as specified in its charter)

Arik Einstein Street, Bldg. B, 1st Floor

Herzliya 4659071

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

EXPLANATORY NOTE

On March 6, 2024, Nayax Ltd. (the “Company”) issued a press release announcing a proposed underwritten public offering of 3,130,435 of its ordinary shares. The Company is offering 2,130,435 ordinary shares and Yair Nechmad, the Company’s Chief Executive Officer and Chairman of its board of directors, David Ben-Avi, the Company’s Chief Technology Officer and a member of its board of directors, and Amir Nechmad, a member of the Company’s board of directors, are offering a total of 1,000,000 ordinary shares as selling shareholders. In connection with the offering, the Company intends to grant the underwriters an option to purchase up to 469,565 additional ordinary shares at the public offering price, less underwriting discounts and commissions. A copy of the press release is furnished as Exhibit 99.1 hereto.

The press release was issued pursuant to, and in accordance with, Rule 134 under the Securities Act of 1933, as amended, and is neither an offer to sell nor a solicitation of an offer to buy ordinary shares or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, ordinary shares or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

The information in this Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

This Form 6-K and related exhibits are hereby incorporated by reference into all effective registration statements filed by the Company with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Nayax Ltd., dated March 6, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.
Date: March 6, 2024

	By:	/s/ Gal Omer
	Name:	Gal Omer
	Title:	Chief Legal Officer